Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:                NAME AND ADDRESS OF COMPANY

Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”)
Suite 400, 145 King Street East
Toronto, ON  M5C 2Y7

ITEM 2:                DATE OF MATERIAL CHANGE

December 16, 2008

ITEM 3:                NEWS RELEASE

A press release was issued by the Company on December 16, 2008.

ITEM 4:                SUMMARY OF MATERIAL CHANGE

The Company announced on December 16, 2008 that it had agreed to issue 900,000 common shares at a price of US$38.00 per share.  The offering closed on December 19, 2008.

ITEM 5:                FULL DESCRIPTION OF MATERIAL CHANGE

On December 16, 2008, the Company entered into agreements with entities related to Fidelity Management & Research Company (“FMR”), pursuant to which they purchased an aggregate of 900,000 common shares at a price of US$38.00 per share.  FMR has filed reports with Canadian securities regulators indicating that as at October 9, 2008, it and related entities held approximately 13,378,753, or 9.3%, of the Company’s outstanding common shares.

The offering closed on December 19, 2008.  The offering was made under a prospectus supplement to the Company’s existing shelf prospectus dated December 14, 2006 filed in Canada and under the multijurisdictional disclosure system in the United States. The Company did not engage the services of any underwriter, broker or dealer in connection with the offering.

The gross proceeds of the offering were approximately US$34,200,000 million.  The Company intends to use the proceeds of the offering to fund the purchase of surface rights and advance royalty payments in connection with the development of the Pinos Altos property in Chihuahua State, Mexico.

ITEM 6:                RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:                OMITTED INFORMATION

Not applicable.

ITEM 8:                EXECUTIVE OFFICER

The following senior officer of Company is knowledgeable about the material change and this report:

R. Gregory Laing
General Counsel, Senior Vice President, Legal and Corporate Secretary
416-947-1212

ITEM 9:                DATE OF REPORT

DATED this 22nd day of December, 2008.

(signed) R. Gregory Laing
R. Gregory Laing

Forward-Looking Statements

The information in this report has been prepared as at December 22, 2008. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “intend”, “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements or information.  Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The factors and assumptions of Agnico-Eagle contained in this news release which may prove to be incorrect include, but are not limited to, assumptions regarding business and market conditions, compliance with agreements and the satisfaction of conditions.

Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to changes in business and market conditions and failure to obtain necessary approvals or to satisfy conditions.  For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2007, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements.